ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols T +1 617 854 2418 Kathleen.Nichols@ropesgray.com

June 1, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:                             PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 128

Dear Ms. Dubey:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2018 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 128 to its registration statement.  PEA No. 128 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on January 17, 2018 and was designated to become effective sixty days after filing.  PEA No. 128 was filed in connection with the registration of a new class of shares, Class R6 shares, for PNC International Equity Fund, PNC Multi-Factor Small Cap Core Fund, and PNC Multi-Factor Small Cap Growth Fund (each, a “Fund,” and together, the “Funds”).  The Trust intends to file a future PEA pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement (the “485(b) Amendment”).

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Prospectus

1.              Comment: Please revise the cover sheet to ensure that all of the required information is included on a single page.

Response: The requested changes have been made.

2.              Comment: Please make the following changes to the Shareholder Fees and Annual Fund Operating Expenses table: (i) remove the explanatory parentheticals following “Maximum

Sales Charge (Load) Imposed on Purchases” and “Maximum Deferred Sales Charge (Load)”; (ii) remove the line items “Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions” and “Exchange Fee”; and (iii) indent the sub-items “Shareholder Servicing Fees” and “Other” under the “Other Expenses” line item.

Response: The requested changes have been made.

3.              Comment: Please confirm that the expense limitation agreements described in the footnotes to each Fund’s expense table will continue for at least one year following the effective date of the registration statement.

Response: The Trust hereby confirms that the expense limitation agreements described in the footnotes to each Fund’s expense table will continue for at least one year following the effective date of the registration statement.

4.              Comment: In the footnotes to each Fund’s expense table, the Trust discloses that under the expense limitation agreement, PNC Capital Advisors, LLC (the “Adviser”) may recoup any fees waived or expenses reimbursed if such recoupment (a) occurs within three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amount waived or reimbursed and (b) does not cause the Fund’s other expenses to exceed the percentage expense limitation in effect at the time such fees were waived or expenses reimbursed.  Please revise clause (b) to state that any amounts recouped will be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture. If the Fund declines to make such change, please explain supplementally why recoupment is not probable within a three-year period.

Response: In response to the Staff’s comment, the Trust has revised the final sentence of the applicable footnotes to state as follows:

“The Adviser can be reimbursed by the Fund for any contractual fee reductions or expense reimbursements if reimbursement to the Adviser (a) occurs within the three years following the year in which the Fund accrues a liability or recognizes a contingent liability with respect to such amounts paid, waived or reimbursed by the Adviser and (b) does not cause the Total Annual Fund Operating Expenses of a class to exceed the percentage expense limitation that was in effect (i) at the time the Adviser paid, waived or reimbursed the amount being repaid by the Fund or (ii) at the time of the reimbursement by the Fund. Any recoupment of fees waived or expenses reimbursed would be subject to the terms of any expense limitation agreement in place at the time of the recoupment.”

5.              Comment:  In the “Principal Investment Strategies” section of the prospectus for the PNC International Equity Fund, the disclosure states: “The Fund primarily invests in a portfolio of equity securities that is tied economically to a number of countries throughout the world, typically three or more.” It is the Staff’s view that investments in “three or more” countries is not sufficient to show that the Fund’s investments are “international” under Rule 35d-1 (the “Names Rule”) of the Investment Company Act of 1940, as amended (the “1940 Act”) and requests that the Fund revise its disclosure to reflect that it will invest at least 40% of its assets in non-U.S. issuers.  The Staff notes that a fund may categorize companies that are domiciled in the United States but listed on a foreign exchange, or issuers that have more than 50% of their assets in non-U.S. jurisdictions, as non-U.S. issuers.

Response: The Trust declines to make the requested disclosure changes. The Trust believes that the current disclosure for PNC International Equity Fund is consistent with the guidance provided by the SEC in footnote 42 of the Investment Company Act release number 24828 regarding the adoption of the Names Rule which states as follows:

“The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Nonetheless, the Trust confirms that PNC International Equity Fund has historically maintained at least 40% of its assets in non-U.S. issuers as described in the Staff’s comment.

6.              Comment: In the section of each summary prospectus entitled “Purchase and Sale of Fund Shares,” please move the following sentences from the summary prospectus to the statutory prospectus: “Some of the share classes described in this section may not be available for purchase from a Fund. Please refer to the share classes shown in the section entitled ‘Fund Fees and Expenses’ for a list of the share classes available for purchase from a Fund.”  Alternatively, please identify the specific share class that is not available for purchase.

Response: The Trust has moved the applicable disclosure to the section of the statutory prospectus entitled “Purchasing, Exchanging, and Redeeming Fund Shares.”

7.              Comment: In the section “Payments to Broker-Dealers and Other Financial Intermediaries,” please delete disclosure that the Fund may pay intermediaries for the sale of Fund shares, as the Fund has not adopted a plan pursuant to Rule 12b-1 under the 1940 Act for Class R6 shares.

Response: The requested changes have been made.

8.              Comment: Please remove the disclosure regarding indirect fees and expenses of acquired funds from footnote 1 to the expense table for PNC Multi-Factor Small Cap Core Fund, because the expense table does not include any such expenses.

Response: In response to the Staff’s comment, the Fund has revised the first sentence of footnote 1 to the expense table for PNC Multi-Factor Small Cap Core Fund as follows:

““Other Expenses” include indirect fees and expenses of Acquired Funds, if any, that do not exceed 0.01% of the average net assets of the Fund.”

9.              Comment: In the “Principal Investment Strategies” section of the PNC Multi-Factor Small Cap Core Fund prospectus, please revise the capitalization standard to remove references to average capitalization of an index.  The Staff notes that average capitalization of an index over time is not permitted as a method for determining the capitalization range of permitted investments under the Staff’s FAQs related to the Names Rule.

Response: The Trust declines to make the requested changes. In reference to Question 6 of the Staff’s FAQs related to the Names Rule, the Trust notes that the Fund’s definition of a small cap company principally relies on the range of an index, not an average, and, in any event, does not rely solely upon an average market capitalization.

10.       Comment: If the PNC Multi-Factor Small-Cap Core Fund invests in emerging markets issuers, please add an emerging markets risk factor in the “Principal Risks” section of the Fund’s prospectus.

Response: The Fund does not have a principal investment strategy to invest in emerging market issuers and respectfully declines to make any changes in response to this comment.

11.       Comment: Please revise the “Principal Investment Strategies” section of the prospectus for PNC Multi-Factor Small Cap Core Fund and PNC Multi-Factor Small Cap Growth Fund to describe the factors that the Adviser considers when investing each Fund’s assets in reference to the Fund’s name.  In addition, with respect to PNC Multi-Factor Small Cap Core Fund, please add disclosure describing the Fund’s “core” investment strategy.

Response: The Trust respectfully declines to make the requested changes at this time. The Trust believes the current disclosure describes the Funds’ principal investment strategies and, in general terms, how the Funds’ adviser decides which securities to buy and sell in accordance with Item 9 of Form N-1A.  However, the Funds intend to revisit the disclosure as part of their upcoming annual update and may make changes at that time.

12.       Comment: If “Portfolio Turnover Risk” is a principal risk of a Fund, consider adding disclosure about “frequent trading” in such Fund’s principal investment strategies.  Additionally, consider combining “Portfolio Turnover Risk” with “Active Trading Risk.”

Response: The Trust confirms that “Portfolio Turnover Risk” is not a principal risk for each of the Funds and has removed that risk factor from each Fund’s summary prospectus.

13.       Comment: Please remove the following sentence unless a Fund’s total return table indicates that returns after distributions and sale of Fund shares are higher than returns before taxes:

“In some cases, returns after taxes on distributions and sale of Fund Shares may be higher than returns before taxes because the calculations assume the investor received a tax deduction for any loss incurred on the sale of shares.”

Response: The requested changes have been made.

14.       Comment: Please revise the fourth paragraph of the section “More Information about Investment Objectives and Principal Investment Strategies” to disclose that each Fund may include the market value, not the notional value, of synthetic instruments with economic characteristics similar to the types of securities subject to such Fund’s 80% investment requirement.

Response: The Trust respectfully declines to make the requested change.  The Trust intends to value derivative instruments for purposes of each Fund’s 80% policy in a manner consistent with the Names Rule.  Although the Trust does not presently intend to use the notional values of derivatives for purposes of a Fund’s 80% policy, the Trust reserves the right to do so in the future in appropriate circumstances.  For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Trust would typically expect to use that value for purposes of the 80% test.  On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Trust would typically expect to use that amount for purposes of the 80% policy.

15.       Comment: In the second paragraph of the section “More Information About Investment Objectives and Principal Investment Strategies — PNC International Equity Fund,” the disclosure states that more than 25% of the Fund’s assets may be invested in issuers of a single country.  Please confirm that if such an instance occurs, the Fund’s prospectus will include a risk factor specific to investments in that country.

Response: The Fund respectfully refers the Staff to the principal risk entitled “Country Risk” and declines to make any further changes at this time.

16.       Comment: Please add a “small-cap” risk factor in the summary prospectus of PNC International Equity Fund.

Response: The Trust respectfully refers the Staff to the principal risk titled “Capitalization Risk,” which includes disclosure regarding the risk of small-capitalization stocks and declines to make any additional changes.

“Capitalization Risk. Small-capitalization companies may be more vulnerable to adverse business or economic events than larger, more established companies. Therefore, small-cap stocks may be more volatile than those of larger companies and may have less liquidity, which can reduce their selling prices. Mid- capitalization companies may be more vulnerable to adverse business or economic events than larger, more established companies. As a result, the values of mid-cap-company stocks may be more volatile than those of larger companies.”

17.       Comment: Please delete the portion of the section entitled “Additional Information Regarding the Fund’s Investment Policies” relating to foreign securities if investment in foreign securities is a part of each Fund’s principal investment strategies and not simply an additional investment strategy for each Fund.  The Staff notes that investments in foreign securities are mentioned in the Funds’ investment strategy and risk disclosures in response to Item 4 and Item 9 of Form N-1A, but notes that similar language also appears as an “additional risk.”

Response: The requested change has been made.

18.       Comment: In the section “Purchasing, Exchanging, and Redeeming Fund Shares — Financial Intermediary,” there is disclosure that an investor’s financial consultant, financial intermediary or institution may charge fees or commissions in connection with share purchases that are not disclosed in the Funds’ prospectus.  Please confirm supplementally that these fees and commissions are not sales loads.

Response: The Trust confirms none of the referenced fees are sales loads imposed by the Funds.

19.       Comment: In the section “Purchasing, Exchanging, and Redeeming Fund Shares—Financial Intermediary,” please revise the disclosure stating that an investor’s authorized financial intermediary must properly and timely communicate the purchase, redemption or exchange request to a Fund for the investor to receive a Fund’s NAV on such Business Day.  It is the Staff’s position that pursuant to Rule 22c-1 under the 1940 Act, receipt of a purchase, exchange or redemption request in good order by a financial intermediary entitles the investor to receive the Fund’s then-current NAV.  To the extent there is conflicting disclosure elsewhere in the registration statement, please revise as well.

Response: The Trust respectfully declines to make the requested change.  The Trust respectfully submits that under certain circumstances, such as when an intermediary fails to provide a Fund with notice of an order, the Fund should not be the party responsible, via disclosure or otherwise, for making a party whole for the intermediary’s failure to transmit an order.

20.       Comment: In the section “Purchasing, Exchanging, and Redeeming Fund Shares—General Information Regarding Purchases,” the Fund states that a purchase order is in good order when that request includes complete information.  Please add disclosure specifying what is meant by “complete information”.  Please also include corresponding disclosure in the section regarding redemption requests.

Response: The Fund has clarified what is meant by complete information by adding the following disclosure:

“In general, a purchase order is in “good order” if it includes: (i) the name of the Fund and share class being purchased; (ii) the U.S. dollar amount of the shares to be purchased; (iii) the name and/or the account number (if any) set forth with sufficient clarity to avoid ambiguity; and (iv) the signature of an authorized signatory.  The Fund reserves the right to require additional information at any time for a purchase order to be in “good order.”

21.       Comment: Please revise the section “Receiving Your Money” to clarify the sources of funding that a Fund may use to meet redemption requests.

Response: In response to the Staff’s comment, the Trust has deleted the fifth paragraph of the section “Receiving Your Money” and has revised the first sentence of the fourth paragraph of that section as follows:

“Redemption requests may be funded from various sources, including Fund portfolio holdings of cash or cash equivalents; sale of portfolio securities; short-term investments; interest, dividend income and other monies earned on portfolio investments; the proceeds from the sale or maturity of portfolio holdings; repurchase agreements; and borrowings (including overdrafts from the custodian bank, under the Fund’s line of credit, and/or through a Fund’s Interfund Lending program, as applicable).”

22.       Comment: Please provide additional detail under the section “Redemptions in Kind” as described on page 294 of the Investment Company Liquidity Risk Management Programs adopting release (Investment Company Act Rel. No. 32315) (October 13, 2016).

Response: In response to the Staff’s comment, the Trust has included disclosure stating that it may pay in-kind redemptions using, for example, a pro rata portion of portfolio assets (with certain adjustments, such as to avoid creating odd lot positions), representative baskets of securities or a combination of individual securities, cash and other investments.

23.       Comment: In the section “Disclosure of Portfolio Holdings,” there is disclosure to the effect that BNY Mellon may disclose the Trust’s non-public portfolio securities holdings to certain third-party service providers.  To the extent such third-party service providers are not otherwise named in the registration statement, please specifically name such service providers, as required by Item 16(f)(2) of Form N-1A.

Response: The Trust has revised the disclosure to specifically name third-party service providers that receive the Trust’s non-public portfolio securities holdings pursuant to ongoing arrangements with the Trust.

24.       Comment: Please disclose that each Fund considers the investments of any underlying funds (i.e. the Fund will “look through,”) with respect to compliance with its concentration policy.

Response: The Fund respectfully declines to make the requested change.

25.       Comment: Please include a table disclosing each person who owns of record or is known by the Trust to own beneficially 5% or more of any class of the each Fund’s outstanding equity securities.

Response: The requested changes have been made.

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We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:                                Thomas R. Rus

Mallory L. Bivens

Jeremy C. Smith, Esq.